Exhibit 99.1

Northern Dynasty: Pebble Partnership appeal challenges ‘significant degradation’ finding for proposed copper-gold-molybdenum-silver-rhenium mine in southwest Alaska

February 10, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its recently submitted Request for Appeal (“RFA”) of a federal permitting decision concerning Alaska’s Pebble Project challenges a key finding of ‘significant degradation’.

Prepared and submitted by the Company’s 100%-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”), the RFA argues the US Army Corps of Engineers’ (“USACE”) finding that the proposed copper-gold-molybdenum-silver-rhenium mine would cause ‘significant degradation’ to a local watershed is:

●
inconsistent with the law and Clean Water Act (CWA) regulations;
●
arbitrary and unsupported by the administrative record, including the Final Environmental Impact Statement (“FEIS”) for the Pebble Project; and,
●
unprecedented in Alaska and detrimental to the future of resource development in the state.

In response to shareholder enquiries, Northern Dynasty intends to highlight many of the compelling arguments within the Pebble Partnership’s 56-page (plus appendices) RFA in the coming weeks. A complete version of the document can be viewed at: https://northerndynastyminerals.com/site/assets/files/4888/plp-request-for-appeal-poa-2017-00271-jan-19-2021.pdf.

Following receipt of the Pebble Partnership’s ‘request for appeal’ on January 19, 2021, the USACE has 30 days to notify the appellant as to whether its RFA is complete. USACE guidelines indicate the administrative appeal process should conclude within 90 days, although it may be extended under certain circumstances.

Inconsistent with law and CWA regulations

In June 2020, the USACE informed the Pebble Partnership of its ‘significant degradation’ finding, based on its view the proposed mine would have a ‘more than trivial’ impact on a ‘preponderance’ of factors cited in CWA regulations for measuring effects on aquatic resources. The determination at Pebble relates to direct and indirect project effects within the Koktuli watershed.

In its RFA, the Pebble Partnership argues the ‘more than trivial’ standard employed by the USACE is not the correct test for assessing a project’s impact on aquatic resources or making a ‘significant degradation’ finding.

“USACE guidance instead provides that ‘significant’ means ‘major’: the Guidelines on Analysis of 404 Permit Applications provide that each 404(b)(1) factor should be evaluated on a continuum that includes no effect, negligible, minor, and ‘major (significant)’ effect. ‘More than trivial’ is not one of the choices, but most closely equates to negligible or minor, while significant effects are ‘major’ effects at the other end of the spectrum. Defining ‘significant’ as major, rather than more than trivial, also fits with common usage: dictionaries define ‘significant’ as ‘having or likely to have a major effect.’

“USACE/EPA guidance on 404(b)(1) Alternatives Requirements provides ‘small discharges to construct individual driveways’ an example of an activity that would constitute ‘trivial impacts.’ This underscores that ‘trivial impacts’ are extremely minor or negligible impacts. Thus, the phrase ‘more than trivial impacts’ covers the entire continuum between trivial impacts like discharges from individual driveways and major adverse impacts that could constitute significant degradation. Put simply, the fact that a project’s impacts are more than trivial does not mean they are significant.

“Indeed, if ‘more than trivial’ were the standard, almost every project that required an individual 404 permit would trigger a finding of significant degradation.” (RFA pp. 13 – 14)

 Arbitrary and unsupported by the administrative record

In the Record of Decision (“ROD”) issued for the Pebble Project in November 2020, the USACE provides a Factual Determination Matrix to explain how it assessed the CWA 404 (b)(1) factors in making the ‘significant degradation’ finding.

The Pebble Partnership argues in its RFA that the USACE’s Factual Determination Matrix provides little analysis, and is largely a recitation of speculative impacts that may occur without substantiation. The Company believes the justification for the agency’s ‘significant degradation’ finding falls well short of the regulatory requirement that such determinations be “based upon appropriate factual determinations, evaluations and tests.”

The Pebble RFA also provides multiple examples of instances in which the USACE’s justification for a ‘significant degradation’ finding is contradicted by the Pebble FEIS – including on such topics as fish and fisheries, water quality and recreation.

“In sum, the record does not support a finding of significant degradation in the Koktuli, or any other watershed. The Factual Determination Matrix shows that the District’s approach was to find that if any impacts are theoretically possible and cannot be completely mitigated, they are significant, even if the FEIS found otherwise. The District seeks to ignore the findings of its own FEIS - a document that it developed with input from dozens of scientific experts. This approach fails to meet the regulatory requirement that findings of significant degradation must be ‘based upon appropriate factual determinations, evaluations, and tests.’” (RFA p. 20)

Unprecedented in Alaska

In communicating its ‘significant degradation’ finding to the Pebble Partnership in June 2020, the USACE acknowledged it was not aware of any similar determination for large development projects in Alaska. The singular nature of the USACE’s finding provided the impetus for the agency to demand ‘in kind’ and ‘in watershed’ compensatory mitigation at Pebble at ‘a large ratio’ – an unprecedented requirement that is contrary to CWA regulations, USACE guidance and past practice in Alaska.

In its RFA, the Pebble Partnership contrasts the USACE’s approach to ‘significant degradation’ and ‘compensatory mitigation’ at Pebble to multiple, recent large-scale development projects in the state:

“The above examples demonstrate that the District’s consistent approach is to evaluate the 404(b)(1) factors on a continuum from negligible to significant impacts, and that ‘more than trivial’ impacts is not the standard used to determine whether ‘significant degradation’ will occur. In addition, the District consistently allows out-of-watershed, out-of-kind mitigation where in-kind or in-watershed mitigation is not practicable. In fact, PLP could identify no examples where the applicant was limited to in-kind mitigation in a very narrowly defined watershed, or was required to use ratios as high as 6.5-10:1, as the District suggested would be necessary for Pebble. The USACE’s consistent approach is also to consider all mitigation, including compensatory mitigation and state-imposed conditions under 401, before concluding whether ‘significant degradation’ will occur.” (RFA p. 26)

Finally, the Pebble Partnership argues the precedent established by the USACE’s ‘significant degradation’ finding could have long-term negative consequences for resource development in Alaska.

“A finding of significant degradation for Pebble is unprecedented and indefensible. The District’s ‘more than trivial’ test has no basis in the regulations or USACE precedent. In addition, a finding of significant degradation in the Koktuli watershed is not supported by the record. Using a finding of significant degradation based on speculative impacts to impose burdensome compensatory mitigation sets a dangerous new precedent that could be used against future development throughout Alaska.” (RFA p. 27).

About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, that address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com